FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

MINUTES NUMBER 102 OF SADIA S.A.
BOARD OF DIRECTORS MEETING HELD ON 05/25/2006

On the twenty-fifth day of the month of May of the year two thousand and six, at the Company's facilities at Rua Fortunato Ferraz No. 365 – 2º andar, in São Paulo-SP, a meeting of the members of Sadia S.A. Board of Directors was held, chaired by Mr. Walter Fontana Filho. Upon a verification of compliance with the first paragraph of Article 16 of the Bylaws, the meeting was called to order to appreciate the following:

2. ELECTION OF THE MANAGEMENT MEMBERS AND ESTABLISHMENT OF MANAGEMENT COMPENSATION:-
Pursuant to the provisions in Item III of Article 17 of the Bylaws, the Board proposed to elect the members of the EXECUTIVE MANAGEMENT, for a term to be ended upon the entry into office of the new officers to be elected by the 2007 Ordinary Shareholders Meeting. Accordingly, the following officers were elected:

Chief Executive Officer: Gilberto Tomazoni, a Brazilian citizen, married, mechanical engineer, holder of the Identity Card - RG No. 760.187-5 SSI/SC and enrolled in the Register of Individual Taxpayers - CPF under No. 341.840.159-72, resident and domiciled at Alameda Cauaxi No. 363, apto. 1001, Alphaville, CEP 06454-020, in Barueri-SP;

Human Resources and Management Director: Adilson Serrano Silva, a Brazilian citizen, married, business administrator, holder of the Identity Card - RG No. 4.552.717 SSP/SP and enrolled in the Register of Individual Taxpayers - CPF under No. 044.926.418-15, resident and domiciled at Alameda Valinhos No. 97, Alphaville Residencial IV, CEP 06404-080, in Santana do Parnaíba-SP;

International Sales Director: Alexandre de Campos, a Brazilian citizen, married, business administrator, holder of the Identity Card - RG No. 20.706.845-8 SSP/SP and enrolled in the Register of Individual Taxpayers - CPF under No. 105.027.358-30, resident and domiciled at Rodovia Raposo Tavares No. 3175 – Bloco D – apto. 15, Jardim Ademar de Barros, CEP 05577-000, in São Paulo-SP;

Production and Products Technology Director: Antonio Paulo Lazzaretti, a Brazilian citizen, married, chemical engineer, holder of the Identity Card - RG No. 37.544.201-7 SSP/SP and enrolled in the Register of Individual Taxpayers - CPF under No. 138.187.750-87, resident and domiciled at Alameda Escócia No. 284, Alphaville Residencial I, CEP 06474-120, in Barueri-SP;

Controller, Administrative and Information Technology Director: Cláudio Lemos Pinheiro, a Brazilian citizen, married, business administrator, holder of the Identity Card - RG No. 365097275 SSP/SP and enrolled in the Register of Individual Taxpayers - CPF under No. 170.057.100-10, resident and domiciled at Rua Bernardino de Queiroz Guimarães No. 21, City América, CEP 05101-480, in São Paulo-SP;

Purchasing Director: Ernest Sícoli Petty, a Brazilian citizen, married, agricultural engineer, holder of the Identity Card - RG No. 19.263.243 SSP-SP and enrolled in the Register of Individual Taxpayers - CPF under No. 110.056.748-84, resident and domiciled at Rua Edson No. 925, apto. 51, Campo Belo, São Paulo-SP, CEP 04618-034;

Processed Products Production Director: Flávio Luís Fávero, a Brazilian citizen, married, chemical engineer, holder of the Identity Card - RG No. 14/R 1.146.320 SSP/SC and enrolled in the Register of Individual Taxpayers - CPF under No. 506.705.069-15, resident at Rua Martin Afonso No. 1074, apto. 121, CEP 80430-100, in Curitiba-PR;

Investment Projects Director: Flávio Riffel Schmidt, a Brazilian citizen, separated, business administrator, holder of the Identity Card - RG No. 32.241.173-7 SSP-SP and enrolled in the Register of Individual Taxpayers - CPF under No. 219.457.999-00, resident and domiciled at Rua dos Morás, 558 – apto. 72, Vila Madalena, CEP 05434-020, in São Paulo-SP;

Commercial - Domestic Market Director: Gilberto Meirelles Xandó Baptista, a Brazilian citizen, married, business administrator, RG No. 9.980.310 SSP/SP and enrolled in the Register of Individual Taxpayers - CPF under No. 090.973.728-28, resident and domiciled at Rua Filomena Blois Rizzo, No. 195, Parque dos Príncipes, CEP 05396-050, in São Paulo-SP;

International Sales Director: Guillermo Henderson Larrobla, a Brazilian citizen, naturalized, married, engineer, holder of the naturalization certificate RG No. 4/C-3.405.724 SSP/SC and enrolled in the Register of Individual Taxpayers - CPF under No. 349.761.670-20, resident and domiciled at Rua Castro Alves No. 115, apto. 603, CEP 90430-131, Bairro Independência/Rio Branco, in Porto Alegre-RS;

Commercial - Export Director: Jose Augusto Lima de Sá, a Brazilian citizen, married, business administrator, holder of the Identity Card - RG No. 4.386.078 SSP/SP and enrolled in the Register of Individual Taxpayers - CPF under No. 896.280.718-15, resident and domiciled at R. Peixoto Gomide No. 932 – 11º and., Cerqueira César, CEP 01409-000, in São Paulo-SP;

Chief Financial Officer and Investor Relations Director: Luiz Gonzaga Murat Junior, a Brazilian citizen, married, business administrator, holder of the Identity Card - RG No. 4.405.028-8 SSP/SP and enrolled in the Register of Individual Taxpayers - CPF under No. 873.928.018-72, resident and domiciled at Rua Comendador Bichara Moherdaui No. 191, casa 4B, Jardim Guedala, CEP 05614-080, in São Paulo-SP;

Logistics Director: Paulo Francisco Alexandre Striker, a Brazilian citizen, married, civil engineer, holder of the Identity Card - RG No. 4.909.248-0 SSP/SP and enrolled in the Register of Individual Taxpayers - CPF under No. 013.370.048-80, resident and domiciled at Rua Fonseca Teixeira No. 127, Cidade Jardim, CEP 05670-040, in São Paulo-SP;

Grain Purchasing Director: Ricardo Fernando Thomas Fernandes, a Brazilian citizen, married, business administrator, holder of the Identity Card - RG No. 10.166.870-61 SSP/SC and enrolled in the Register of Individual Taxpayers - CPF under No. 374.124.850-91, resident and domiciled at Alameda Júlia da Costa No. 941 – Apto. 302, Bairro Mercês, CEP 80430-110, in Curitiba-PR;

International Sales Director: Roberto Banfi, an Italian citizen, married, economist, holder of the Alien's Identity Card - RNE No. W175691-0 and enrolled in the Register of Individual Taxpayers - CPF under No. 504.659.617-20, resident and domiciled at Rua Marselha No. 421, Granja Viana, CEP 06700-000, in Cotia-SP;

Poultry Production Director: Ronaldo Kobarg Müller, a Brazilian citizen, married, chemical engineer, holder of the Identity Card - RG No. 4/R 424.800 SSP/SC and enrolled in the Register of Individual Taxpayers - CPF under No. 499.617.809-49, resident and domiciled at Rua Osvaldo Aranha No. 302D, CEP 89801-241, in Chapecó-SC;

Domestic Sales Director: Sérgio Carvalho Mandin Fonseca, a Brazilian citizen, married, engineer, holder of the Identity Card - RG No. MG-641.410 SSP/MG and enrolled in the Register of Individual Taxpayers - CPF under No. 323.378.846-00, resident and domiciled at Rua Maria Figueiredo No. 249, apto 134, Paraíso, CEP 04002-001, in São Paulo-SP;

Planning, Logistics and Supplies Director: Valmor Savoldi, a Brazilian citizen, married, engineer agronomist, holder of the Identity Card - RG No. 1/R 295.266 SCC/SC and enrolled in the Register of Individual Taxpayers - CPF under No. 243.637.660-34, resident and domiciled at Alameda Suíça No. 125, Alphaville Residencial I, CEP 06454-020, in Barueri-SP.

All of the above persons, present at the adjoining room, were invited to come to the meeting room and in accordance with the provisions in Article 147, paragraphs 1 and 2 of Law 6404, dated December 15, 1976 (Corporation Law) and before the Board, the elected Directors stated that they have not committed any of the crimes set forth in law that may prevent them from engaging in business activities. The then elected Directors will take office upon signing the "Instrument of Investiture", to be entered in the Book of the Board of Directors Meetings. Finally, the Board approved the compensation established for the Management members, as set forth in the attached document.

There being no further business, the meeting was adjourned for the time required to draw up these minutes, which were signed by all attendees.

São Paulo-SP, May 25, 2006.

/s/ Walter Fontana Filho (Chaiman); Eduardo Fontana d’Avila (1st Vice President); Osório Henrique Furlan (2nd Vice President); Alcides Lopes Tápias; Everaldo Nigro dos Santos; Francisco Silverio Morales Cespede; José Marcos Konder Comparato; Luiza Helena Trajano Inácio Rodrigues; Norberto Fatio; Romano Ancelmo Fontana Filho; Vicente Falconi Campos.

I CERTIFY that this is a faithful copy of item 2 of Minutes No. 102, transcribed from pages 70 to 76 of the Book of Minutes No. 03 of Sadia S.A. Board of Directors Meetings.

José Nestor Conceição Hopf
Secretary